FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2002

Research In Motion Limited

(Registrant's name)

295 Phillip Street
Waterloo, Ontario
Canada, N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

Documents Included as Part of this Report

No.	Document
1.	Press Release dated August 14, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2002

RESEARCH IN MOTION LIMITED

By: ______________________

Dennis Kavelman
Chief Financial Officer

DOCUMENT 1

BLACKBERRY KEEPS NATIONAL BASKETBALL ASSOCIATION CONNECTED

-NBA Organization Uses BlackBerry And Customized Software Applications For Wireless Access To Scores/Stats And To Increase Communication-

New York, NY – August 14, 2002 – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) has supplied the National Basketball Association (NBA) with the BlackBerry™ wireless solution allowing employees such as league officials and executives to easily communicate throughout the organization. In addition to communications, NBA employees can obtain up-to-date NBA scores and statistics of games in progress on their BlackBerry handhelds using a customized software application. They can also receive box scores optimized for the BlackBerry handheld screen featuring a player's points, rebounds and assists and a nightly leader board in each of those statistical categories.

The BlackBerry solution has become an integral part of the communication process at the NBA, keeping the mobile organization wirelessly connected. With thousands of NBA games, events and activities taking place throughout the entire year, league officials have never been better equipped to monitor the continuous action.

"For a real-time organization like the NBA, there is no other solution that provides the type of connectivity that BlackBerry offers," said Steve Hellmuth, NBA Senior Vice President of Operations and Technology. "The ability to have immediate e-mail access on your hip has caused the league to migrate to BlackBerry."

"A mobile, fast-paced organization like the NBA can enhance communication and collaboration using BlackBerry," said Mark Guibert, Vice President, Brand Management at Research In Motion. "BlackBerry is a proven and leading wireless solution that has been implemented in thousands of organizations because it provides secure, integrated and always-on access to time-sensitive information."

NBA executives are responsible for integrating a vast array of unique businesses that extend beyond league operations while maintaining busy travel schedules and meeting time-sensitive deadlines. The NBA operates:

- NBA.com and its network of more than 60 unique web sites
- NBA TV - a 24-hour digital television network
- An Emmy-Award winning production and programming arm
- A state-of-the-art photography studio and photo library
- Offices in 12 countries
- The NBA Store - a retail store on Fifth Avenue in New York City
- NBA City - a theme restaurant in Orlando
- Two other professional basketball leagues – the Women's National Basketball Association (WNBA) and the National Basketball Development League (NBDL)

BlackBerry is the most completely integrated wireless solution for corporate customers. It is comprised of hardware, software and wireless services that are designed to meet the needs of both end users and IT departments. BlackBerry handhelds incorporates powerful features with an easy-to-use interface. BlackBerry software enables easy configuration and management as well as back-end integration with corporate systems and end-to-end security. Advanced wireless networks allow always-on connectivity for accessing data easily.

About Research In Motion

Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the mobile communications market. Through development and integration of hardware, software and services, RIM provides solutions for seamless access to time-sensitive information including email, messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers around the world to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products includes the RIM Wireless Handheld product line, the BlackBerry wireless solution, embedded radio-modems and software development tools. Founded in 1984 and based in Waterloo, Ontario RIM operates offices in Canada, the United States and Europe. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.net. Investors may contact investor_relations@rim.net. Customers may contact info@rim.net.

About the NBA

Since its founding in 1946, the NBA has become a global phenomenon that transcends national boundaries. With 29 teams in the United States and Canada, NBA games and related programming are broadcast to 210 countries in 42 languages. The NBA is one of the largest suppliers of sports television and Internet programming in the world. Through NBA Entertainment, the league's award-winning production and programming division, the league produces NBA TV, a 24-hour television network, weekly television shows, and exclusive content for each of the NBA's team web sites, and the league's official sites, NBA.com, WNBA.com and NBDL.com. The league has partnered with the leading Internet content and technology providers, including America Online, IBM, RealNetworks, USA Networks, and Yahoo! to bring the game experience even closer to its fans worldwide. For more information on the NBA, visit www.nba.com

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Media Contacts:
Jim Liess, NBA, 212.407.8728, jliess@nba.com
Scott Pollard, Brodeur Worldwide for RIM, 203.399.8245, spollard@brodeur.com

Investor Contact:
RIM Investor Relations, 519.888.7465, investor_relations@rim.net

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.